EXHIBIT 99.2

Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group Tracking Stock

The following tables present our assets, liabilities, revenue, expenses and cash flows that are attributed to our Fidelity National Financial Ventures business (“we,” “our,” "FNFV Group," or “FNFV”). The financial information in this Exhibit should be read in conjunction with our unaudited condensed consolidated financial statements for the period ended June 30, 2017 included in this Quarterly Report on Form 10-Q.
Through FNFV group, our diversified investment holding company, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH") and Ceridian HCM, Inc. ("Ceridian").
FNFV Group is comprised of two operating segments as follows:

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Restaurant Group. This segment consists of the operations of ABRH, in which we have a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Village Inn, Bakers Square, and Legendary Baking restaurant and food service concepts.

•
FNFV Corporate and Other. This segment primarily consists of our share in the operations of certain equity investments, including Ceridian, as well as other smaller investments which are not title-related. This segment also includes the results of operations of Digital Insurance, Inc. ("OneDigital"), in which we held 96% ownership, through the date it was sold, May 5, 2017.

We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group (see Exhibit 99.1) and the FNFV Group. In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNFV, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF, Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNFV Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. The issuance of FNFV Group common stock does not affect the rights of FNF, Inc.'s creditors or creditors of its subsidiaries. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" in our Annual Report on Form 10-K for the year ended December 31, 2016 for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Balance Sheet Information
(In millions, except share data)

	June 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value	$26	$25
Equity securities available for sale, at fair value	19	52
Investments in unconsolidated affiliates	409	407
Other long-term investments	21	12
Short-term investments	220	2
Total investments	695	498
Cash and cash equivalents	156	144
Trade and notes receivables, net of allowance	36	52
Income taxes receivable	6	—
Goodwill	101	206
Prepaid expenses and other assets	62	51
Capitalized software, net	11	16
Other intangible assets, net	84	200
Property and equipment, net	230	251
Deferred tax asset	76	96
Total assets	$1,457	$1,514

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$173	$189
Income taxes payable	—	18
Deferred revenue	15	25
Notes payable	118	233
Due to affiliates	21	17
Total liabilities	327	482
Equity:
FNFV Group common stock, $0.0001 par value; authorized 113,000,000 shares as of June 30, 2017 and December 31, 2016; outstanding of 65,121,022 and 66,416,822 as of June 30, 2017 and December 31, 2016, respectively, and issued of 80,581,675 as of both June 30, 2017 and December 31, 2016	—	—
Additional paid-in capital	1,165	1,163
Retained earnings (deficit)	115	(7)
Accumulated other comprehensive loss	(66)	(68)
Less: treasury stock, 15,460,653 and 14,164,853 shares as of June 30, 2017 and December 31, 2016, respectively	(192)	(172)
Total Fidelity National Financial Ventures shareholders’ equity	1,022	916
Noncontrolling interests	108	116
Total equity	1,130	1,032
Total liabilities and equity	$1,457	$1,514

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statements of Operations Information
(In millions, except per share data)

	Three months ended June 30,		Six months ended June 30,

	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Revenues:
Operating revenue	$330	$332	$652	$663
Interest and investment income	1	1	2	2
Realized gains and losses, net	268	15	273	12
Total revenues	599	348	927	677
Expenses:
Personnel costs	65	40	111	78
Other operating expenses	29	28	54	55
Cost of restaurant revenue	249	245	485	490
Depreciation and amortization	16	15	32	30
Interest expense	3	1	7	4
Total expenses	362	329	689	657
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	237	19	238	20
Income tax expense	113	3	111	2
Earnings from continuing operations before equity in losses of unconsolidated affiliates	124	16	127	18
Equity in losses of unconsolidated affiliates	(4)	(4)	(8)	(5)
Net earnings	120	12	119	13
Less: Net (loss) earnings attributable to non-controlling interests	(1)	2	(3)	2
Net earnings attributable to FNFV Group common shareholders	$121	$10	$122	$11
Earnings Per Share
Basic
Net earnings per share attributable to FNFV Group common shareholders	$1.83	$0.15	$1.85	$0.16
Diluted
Net earnings per share attributable to FNFV Group common shareholders	$1.81	$0.14	$1.79	$0.15

Weighted average shares outstanding FNFV Group common stock, basic basis	66	67	66	69
Weighted average shares outstanding FNFV Group common stock, diluted basis	67	70	68	71
See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statement of Cash Flows Information
(In millions)

	Six months ended June 30,

	2017	2016
	(Unaudited)
Cash flows from operating activities:
Net earnings	$119	$13
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	32	30
Equity in losses of unconsolidated affiliates	8	5
Gain on sales of investments and other assets, net	(5)	(12)
Gain on sale of OneDigital	(269)	—
Impairment of assets	1	—
Stock-based compensation cost	3	4
Changes in assets and liabilities, net of effects from acquisitions:
Net decrease (increase) in trade receivables	—	(2)
Net (increase) decrease in prepaid expenses and other assets	(9)	4
Net increase (decrease) in accounts payable, accrued liabilities, deferred revenue and other	22	(20)
Net change in amount due to affiliates	4	5
Net change in income taxes	(4)	(3)
Net cash (used in) provided by operating activities	(98)	24
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	32	—
Purchases of other long term investments	(2)	—
Proceeds from the sale of cost method and other investments	—	36
Additions to property and equipment and capitalized software	(17)	(27)
Contributions to investments in unconsolidated affiliates	(1)	(67)
Net (purchases of) proceeds from short-term investment securities	(218)	139
Purchases of investment securities available for sale	(1)	(37)
Distributions from investments in unconsolidated affiliates	1	4
Net other investing activities	(1)	—
Proceeds from sale of OneDigital	326	—
Other acquisitions/disposals of businesses, net of cash acquired	(21)	(44)
Net cash provided by investing activities	98	4
Cash flows from financing activities:
Borrowings	57	32
Debt service payments	(25)	(14)
Payment of contingent consideration for prior period acquisitions	(4)	—
Purchases of treasury stock	(16)	(55)
Net cash provided by (used in) financing activities	12	(37)
Net increase (decrease) in cash and cash equivalents	12	(9)
Cash and cash equivalents at beginning of period	144	31
Cash and cash equivalents at end of period	$156	$22
See Notes to Unaudited Attributed Financial Information for FNFV

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group
Period Ended June 30, 2017
(unaudited)
Note A.    Basis of Presentation
Description of the Business
Through FNFV group, our diversified investment holding company, we own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH") and Ceridian HCM, Inc. ("Ceridian").
Recent Developments
On May 5, 2017 we signed a definitive agreement to sell Digital Insurance, LLC ("OneDigital") for $560 million in an all-cash transaction. The sale was finalized on June 6, 2017. After repayment of debt, payout to option holders and a minority equity investor and other transaction related payments, FNFV Group received $331 million from the sale, which includes $326 million of cash and $5 million of purchase price holdback receivable. We recognized a pre-tax gain of $269 million on the sale which is included in Realized gains and losses, net on the Condensed Consolidated Statement of Earnings.
On December 7, 2016, we announced that our Board of Directors approved a tax-free plan (the "Plan") whereby we intend to redeem all FNFV shares in exchange for shares of common stock of FNFV.  Following the distribution, FNF and FNFV will each be independent, fully-distributed, publicly-traded common stocks, with FNF and FNFV no longer being tracking stocks. On May 10, 2017 we received the private letter ruling from the Internal Revenue Service ("IRS") approving certain aspects relating to the Plan. The Plan is subject to the filing and acceptance of a registration statement with the Securities and Exchange Commission, shareholder approval and other customary closing conditions. The closing of the distribution is expected by the end of the third quarter of 2017.
Earnings Per Share
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.
Note B.    Investments in Consolidated and Unconsolidated Affiliates
The following table provides information about our investments in consolidated and unconsolidated affiliates attributable to FNFV, including allocations of certain corporate assets and liabilities primarily related to taxes:

	June 30, 2017	December 31, 2016

Majority Owned Subsidiaries consolidated into the results of FNFV:
American Blue Ribbon Holdings, LLC	$173	$173
OneDigital	—	75
Minority Owned Subsidiaries or other ventures:
Ceridian/Fleetcor (33% minority equity interest)	399	386
Del Frisco's Restaurant Group	18	49
Holding Company cash and short term investments	354	129
Other ventures	78	104
Total FNFV Book Value	$1,022	$916
Note C.    FNFV Common Stock
FNFV Group common stock has voting and redemption rights. Holders of FNFV Group common stock are entitled to one vote for each share of such stock held. Holders of FNFV Group common stock will vote as one class with holders of FNF Group common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.
FNF may not redeem outstanding shares of FNFV Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF Group common stock to the corresponding FNF Group common stock redemption, with each affected group voting as a separate class. FNF can convert each share of FNFV Group common stock into a number of shares of the FNF Group common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled.